Exhibit 99.2

Yirendai Ltd.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: YRD)

NOTICE OF EXTRAORDINARY GENERAL MEETING

to be held on September 30, 2019

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of Yirendai Ltd. (the “Company”) will be held at 10/F, Tower B, Gemdale Plaza, 91 Jianguo Road, Chaoyang District, Beijing, the People’s Republic of China on September 30, 2019 at 11:00 a.m. (Beijing time), and at any adjourned or postponed meeting thereof, for the following purposes:

1.             To consider and, if thought fit, pass the following resolution as a special resolution:

“RESOLVED, as a special resolution:

THAT the change of the Company’s legal name from “Yirendai Ltd.” to “Yiren Digital Ltd.”, which has been approved by the resolutions of the Company’s board of directors, be and hereby is, authorized and approved, and the Company’s memorandum and articles of association, be and hereby is, amended to reflect the change of the Company’s legal name; and

THAT each director or officer of the Company, be and hereby is, authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.”

The board of directors of the Company has fixed the close of business on August 16, 2019 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the EGM or any adjourned or postponed meeting thereof.

Please refer to the proxy form, which is attached to and made a part of this notice.  Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to vote at the EGM and any adjourned or postponed meeting thereof.  Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the EGM in person.  Your vote is important.  If you cannot attend the EGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible.  We must receive the proxy form no later than 48 hours before the time of the EGM to ensure your representation at such meeting.

By Order of the Board of Directors,

/s/ Ning Tang
Mr. Ning Tang
Chairman of the Board of Directors

Beijing, August 6, 2019